Exhibit 12.1

Ratio of Earnings to Fixed Charges

Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency (in thousands) for the periods indicated.

	Year Ended December 31,					Three Months
	2006	2007	2008	2009	2010	Ended March 31, 2011
EARNINGS:
Net loss	$(6,486)	$(4,442)	$(3,682)	$(2,903)	$(14,022)	$(4,436)
Plus fixed charges	70	72	74	64	56	15
Total loss to cover fixed charges	(6,416)	(4,370)	(3,608)	(2,839)	(13,966)	(4,421)
FIXED CHARGES:
Interest portion of rental expense (see below)	70	72	74	64	56	15

DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES	$(6,486)	$(4,442)	$(3,682)	$(2,903)	$(14,022)	$(4,436)

The estimate of the interest portion of rental expense is calculated as one-third of total rental expense for the period.